SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

REPUBLIC BANCORP. INC.
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

760281 204
(CUSIP Number)

Bernard M. Trager
601 West Market Street
Louisville, Kentucky 40202
(502) 584-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Bernard M. Trager
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	1,093,111.4	(1)(6)
(8)	Shared Voting Power	434,387.9	(2)(3)(6)
(9)	Sole Dispositive Power	1,093,111.4	(1)(6)
(10)	Shared Dispositive Power	9,362,782.0	(3)(4)(6)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,550,132.3	(1)(2)(3)(4)(6)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	53.0%	(5)

(14)	Type of Reporting Person	IN

(1) Includes 671,241 shares of Class B Common Stock of the Issuer held by the reporting person and 343 shares of Class B Common Stock of Issuer held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 2,574.4 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the “ESOP”), and 7,890 shares of Class A Common Stock held in the Issuer’s 401(k) plan. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the ESOP as of December 31, 2007, for which the reporting person has not yet received a plan statement.

(2) Includes 94,238.9 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative Committee.

CUSIP NO. - 760281 204

(3) Includes 142,764 shares of Class B Common Stock held by the reporting person’s spouse, Jean S. Trager. Also includes 197,385 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(4) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner and the reporting person’s spouse is a limited partner and a co-general partner, in her capacity as co-trustee of the Jean S. Trager Trust, of Teebank and Jaytee.

(5) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of September 19, 2007 (17,988,867) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,921,863).

(6) After adjustment for a five percent (5%) stock dividend declared by the Issuer on January 19, 2007.

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(1)	Names of Reporting Persons	Jean S. Trager
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	0
(8)	Shared Voting Power	340,149	(1)(4)
(9)	Sole Dispositive Power	0
(10)	Shared Dispositive Power	9,362,782	(1)(2)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	9,362,782	(1)(2)(4)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	48.7	(3)

(14)	Type of Reporting Person	IN

(1) Includes 142,764 shares of Class B Common Stock of the Issuer held by the reporting person and 197,385 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(2) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner and a co-general partner, in her capacity as co-trustee of the Jean S. Trager Trust, and the reporting person’s spouse is a limited partner of, Teebank and Jaytee.

(3) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of September 19, 2007 (17,988,867) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,250,279).

(4) After adjustment for a five percent (5%) stock dividend declared by the Issuer on January 19, 2007.

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Jean S. Trager Trust
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	0
(8)	Shared Voting Power	0
(9)	Sole Dispositive Power	0
(10)	Shared Dispositive Power	9,022,633	(1)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	9,022,633	(1)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	47.3%	(2)

(14)	Type of Reporting Person	OO

(1) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a co-general partner of Teebank and Jaytee.

(2) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of September 19, 2007 (17,988,867) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,107,515).

(3) After adjustment for a five percent (5%) stock dividend declared by the Issuer on January 19, 2007.

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EXPLANATORY NOTE

The purpose of this Amendment No. 8 to the Schedule 13D filed February 8, 1999 (the “Schedule 13D”), is to amend Item 6 to describe the terms of a Right of First Offer Agreement entered into as of September 19, 2007, among Bernard M. Trager, Jean S. Trager and Republic Bancorp, Inc. (the "Issuer"), a copy of which is attached as Exhibit 99.8 to this Schedule 13D, to amend Exhibits 99.5 and 99.6, and to reflect updated holdings of Bernard M. Trager, Jean S. Trager and the Jean S. Trager Trust (the "Reporting Persons") since the filing of Amendment No. 7.

Item 1. Security and Issuer

Not amended.

Item 2. Identity and Background

Not amended.

Item 3. Sources and Amount of Funds or Other Consideration.

On January 29, 1999, the ESOP purchased 200,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from Bernard M. Trager, and purchased 100,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from Banker's Insurance Agency, Inc. The ESOP borrowed an aggregate of $3,873,000 to finance such acquisitions from the Issuer, pursuant to a Loan Agreement, Note, and Stock Pledge Agreement previously filed as exhibits hereto. Bernard M. Trager is a member of the Administrative Committee of the ESOP, and, as such, shares voting power over the 94,238.9 currently unallocated shares of Class A Common Stock held by the ESOP.

On January 21, 2004, Jaytee purchased a total of 3,050 shares of Class B Common Stock of the Issuer in a private transaction. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis The purchase price for the shares was $19.95 per share, and Jaytee employed working capital to make the purchase. Bernard M. Trager is a limited partner of Jaytee, and Jean S. Trager is a limited partner and, in her capacity as trustee of a marital trust, is a co-general partner of Jaytee.

On February 7, 2005, Bernard M. Trager exchanged 525 shares of Class A Common Stock for 525 shares of Class B Common Stock in a private transaction. The Class A Common Stock had an opening market price of $27.09 per share on the date of the transaction.

On November 28, 2005, Bernard M. Trager received a required minimum distribution of 2,599 shares of Class B Common Stock from his IRA.

On December 21, 2005, Bernard M. Trager received a required minimum distribution of 100 shares of Class A Common Stock from the ESOP.

On May 10, 2006, Teebank acquired 10,308 shares of Class B Common Stock in exchange for 10,308 shares of Class A Common Stock having a market value of $19.29 per share as of that date.

On August 7, 2006, the Jean S. Trager Trust acquired from Bernard M. Trager 20,000 units of general partnership interest of each of Teebank and Jaytee for a total purchase price of $2,000,000. Jean S. Trager and Steven E. Trager are the co-trustees of the Jean S. Trager Trust.

On December 6, 2006, Bernard M. Trager received a required minimum distribution of 8,700 shares of Class A Common Stock from his IRA.

On December 6, 2006, Bernard M. Trager received a required minimum distribution of 90 shares of Class A Common Stock from the ESOP and of 830 shares of Class B common stock from the Issuer’s 401(k) plan.

All of the foregoing transactions took place in Louisville, Kentucky.  The foregoing share amounts in this Item 3 have not been adjusted to reflect stock dividends which were declared and paid by the Issuer following the respective dates of the foregoing transactions.

Item 4. Purpose of Transaction

Not amended.

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Item 5. Interest in Securities of the Issuer

(a) The aggregate number of shares and the percentage of Class A Common Stock beneficially owned by each person named in Item 2 is as follows:

	Number		Percentage

Bernard M. Trager	10,550,132.3	(1)(5)	53.0%
Jean S. Trager	9,362,782	(2)(5)	48.7%
Jean S. Trager Trust	9,022,633	(3)(5)	47.3%
Steven E. Trager	9,463,827.1	(4)(5)	49.5%

(1) Includes (i) 671,241 shares of Class B Common Stock of the Issuer held by Bernard M. Trager, (ii) 2,574.4 shares of Class A Common Stock and 343 shares of Class B Common Stock of Issuer held in the Issuer’s 401(k) plan, (iii) 7,890 shares of Class A Common Stock held in the Issuer’s 401(k) plan, (iv) 94,238.9 unallocated shares of Class A Common Stock held by the ESOP, of which Bernard M. Trager is a member of the Administrative Committee, (v) 142,764 shares of Class B Common Stock held by Jean S. Trager, and (vi) 197,385 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Bernard M. Trager is a director. Also includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. Bernard M. Trager is a limited partner and Bernard M. Trager’s spouse is a limited partner and a co-general partner, in her capacity as trustee of the Jean S. Trager Trust, of Teebank and Jaytee. Does not include an undetermined number of shares of Class A Common Stock to be allocated to Bernard M. Trager under the ESOP as of December 31, 2007, for which Bernard M. Trager has not yet received a plan statement.

(2) Includes (i) 142,764 shares of Class B Common Stock of the Issuer held by Jean S. Trager, and (ii) 197,385 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Jean S. Trager is a director. Also includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. Jean S. Trager is a limited partner and a co-general partner, in her capacity as trustee of the Jean S. Trager Trust, and her spouse is a limited partner of Teebank and Jaytee.

(3) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The Jean S. Trager Trust is a co-general partner of Teebank and Jaytee.

(4) Includes (i) 17,014 shares of Class B Common Stock held by Steven E. Trager, (ii) 7,573 shares of Class A Common Stock and 1,214 shares of Class B Common Stock held in the Issuer’s 401(k) plan, (iii) 3,040.2 shares of Class A Common Stock allocated to Steven E. Trager under the ESOP, (iv) 94,238.9 unallocated shares of Class A Common Stock held by the ESOP, of which Steven E. Trager is a member of the Administrative and Investment Committees, (v) 7,478 shares of Class A Common Stock held by Mrs. Steven E. Trager, and (vi) 197,835 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Steven E. Trager is a director. Also includes 7,165,051 shares of Class A Common Stock and 939,449 shares of Class B Common Stock held of record by Teebank, and 750,067 shares of Class A Common Stock, and 168,066 shares of Class B Common Stock held of record by Jaytee. Steven E. Trager is a general and a limited partner of Teebank and Jaytee, and the Jean S. Trager Trust, of which Steven E. Trager is a co-trustee, is a general partner, of Teebank and Jaytee. Trusts for the benefit of, among others, Steven E. Trager and his two minor children are limited partners of Teebank and Jaytee. Steven E. Trager has an option to purchase general and limited partnership units representing an interest in the assets of Teebank and Jaytee (including the Issuer’s securities) owned by the Jean S. Trager Trust.  Does not include an undetermined number of shares of Class A Common Stock to be allocated to Steven E. Trager under the ESOP as of December 31, 2007, for which he has not yet received a plan statement.

(5) After adjustment for a five percent (5%) stock dividend declared by the Issuer on January 19, 2007.

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(b) Number of shares to which each person named in response to paragraph (a) has:

(i) Sole power to vote or direct the vote:

Bernard M. Trager	1,093,111.4
Jean S. Trager	0
Jean S. Trager Trust	0
Steven E. Trager	142,092.2
(ii) Shared power to vote or direct the vote:

Bernard M. Trager	434,387.9
Jean S. Trager	340,149.0
Jean S. Trager Trust	0
Steven E. Trager	9,321,734.9
(iii) Sole power to dispose or direct the disposition of:

Bernard M. Trager	1,093,111.4
Jean S. Trager	0
Jean S. Trager Trust	0
Steven E. Trager	142,092.2
(iv) Shared power to dispose or direct the disposition of:

Bernard M. Trager	9,362,782.0
Jean S. Trager	9,362,782.0
Jean S. Trager Trust	9,022,633.0
Steven E. Trager	9,321,734.9

Bernard M. Trager shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of Republic Bank & Trust Company (the “Bank”), 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202; (d) Jean S. Trager, Bernard M. Trager’s spouse, 410 Stonehaven Commons Court, Louisville, Kentucky 40207; and (e) Shelley Trager Kusman, 7105 Cove Pointe Place, Prospect, Kentucky 40059, President, Banker’s Insurance Agency, 7413 Cedar Bluff Court, Prospect, Kentucky 40059. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

Jean S. Trager shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of the Bank, 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202; (d) Bernard M. Trager, the reporting person’s spouse, 410 Stonehaven Commons Court, Louisville, Kentucky 40207; and (e) Shelley Trager Kusman, 7105 Cove Pointe Place, Prospect, Kentucky 40059, President, Banker’s Insurance Agency, 7413 Cedar Bluff Court, Prospect, Kentucky 40059. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

CUSIP NO. - 760281 204

The Jean S. Trager Trust shares the power to direct the disposition of such securities with (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of the Bank, 601 W. Market Street, Louisville, Kentucky 40202; and (b) Jean S. Trager, 410 Stonehaven Commons Court, Louisville, Kentucky 40207. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

(c) Except pursuant to the Right of First Refusal Offer Agreements described in Item 6, none of the Reporting Persons has effected any transactions in shares of the Class A Common Stock (or Class B Common Stock which is convertible into Class A Common Stock on a share for share basis) of the Issuer during the past 60 days.

(d) As co-general partners of Jaytee and Teebank, the Jean S. Trager Trust and Steven E. Trager may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by Teebank and Jaytee. Bernard M. Trager, Jean S. Trager, Steven E. Trager and Shelley Trager Kusman, as directors of Trager Family Foundation, Inc., may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities by such corporation. As the holder of 142,764 shares of Class B Common Stock, Jean S. Trager has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. As the holder of 7,478 shares of Class A Common Stock, Mrs. Steven E. Trager may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, Steven E. Trager, Scott Trager and Sheldon Gilman as trustee, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee. Members of the Investment Committee of the ESOP, including Steven E. Trager, may have the power to direct the receipt of dividends from, or the proceeds from the sales of such securities. In addition, participants in the ESOP may have the right to receive dividends from such securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings, Or Relationships With Respect To Securities of The Issuer

The ESOP, the Loan Agreement, Note and Stock Pledge Agreement entered into between the Issuer and the ESOP, and the amended and restated limited partnership agreements of Jaytee and Teebank, as amended, contain certain provisions that may affect transfer or voting of securities of the Issuer.  The description set forth in this Item 6 of such agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, which are filed as Exhibits 99.1 - 99.6 to this Schedule 13D, and reference is hereby made to such documents.

On September 19, 2007, Bernard M. Trager and Jean S. Trager (the “Tragers”), and Teebank Family Limited Partnership (“Teebank”), entered into a Right of First Offer Agreement (the “Agreement”) with the Issuer.  Under the Agreement, if Teebank desires to sell to a third party up to 1,000,000 shares of Class A common stock of the Issuer in the nine (9) months following the date of the second to die of the Tragers (the “Trigger Date”), Teebank must first offer the shares to the Issuer.  The Issuer then has 20 business days after the notice of a proposed sale to exercise its option, subject to satisfaction of any required regulatory notice requirements and receipt of all required regulatory approvals within 60 days of the option exercise.  The option exercise price is the Fair Market Value (as defined on page 2 of the Agreement) of the shares on the closing date.  Teebank is not required to consummate the transaction if the Fair Market Value on the closing date is less than 95% of the Fair Market Value on the date Teebank first gave notice of the proposed sale.  The Issuer can exercise the option only if a majority of its independent directors determine at the time of exercise that the exercise is in the Issuer’s best interests.  The Agreement does not restrict Teebank’s sale of shares of the Issuer's common stock up until the Trigger Date.

The Agreement terminates on the first to occur of the following:  (i) a Change in Control (as defined on page 1 of the Agreement), of the Issuer, (ii) the Issuer’s duty to file reports required under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 is suspended, or (iii) 14 months following the Trigger Date.  In addition, Teebank may terminate the Agreement following a material change in the anticipated impact of the estate tax laws and regulations upon the Tragers or their estates.

The description of the Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 99.8 to this Schedule 13D, and reference is hereby made to such Agreement.

The reporting persons are not otherwise parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

.

Item 7. Material To Be Filed As Exhibits

Exhibit 99.1*	Republic Bancorp, Inc. Employee Stock Ownership Plan
Exhibit 99.2*	Loan Agreement
Exhibit 99.3*	Note
Exhibit 99.4*	Stock Pledge Agreement
Exhibit 99.5	Amended and Restated Limited Partnership Agreement of Jaytee Properties Limited Partnership, as amended by Amendment No. 1 thereto.
Exhibit 99.6	Amended and Restated Limited Partnership Agreement of Teebank Family Limited Partnership, as amended by Amendment No. 1 thereto.
Exhibit 99.7*	Schedule 13D Joint Filing Agreement dated February 13, 2007 among Bernard M. Trager, Jean S. Trager and the Jean S. Trager Trust
Exhibit 99.8	Right of First Offer Agreement dated as of September 19, 2007 by and among Republic Bancorp, Inc., Teebank Family Limited Partnership, Bernard M. Trager and Jean S. Trager.

*  Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2007	/s/ BERNARD M. TRAGER
Bernard M. Trager

Date: October 2, 2007	/s/ JEAN S. TRAGER
Jean S. Trager

JEAN S. TRAGER TRUST

Date: October 2, 2007	By: /s/ JEAN S. TRAGER
Jean S. Trager

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Republic Bancorp, Inc. Employee Stock Ownership Plan
Exhibit 99.2*	Loan Agreement
Exhibit 99.3*	Note
Exhibit 99.4*	Stock Pledge Agreement
Exhibit 99.5	Amended and Restated Limited Partnership Agreement of Jaytee Properties Limited Partnership, as amended by Amendment No. 1 thereto.
Exhibit 99.6	Amended and Restated Limited Partnership Agreement of Teebank Family Limited Partnership, as amended by Amendment No. 1 thereto.
Exhibit 99.7*	Schedule 13D Joint Filing Agreement dated February 13, 2007 among Bernard M. Trager, Jean S. Trager and the Jean S. Trager Trust
Exhibit 99.8	Right of First Offer Agreement dated as of September 19, 2007 by and among Republic Bancorp, Inc., Teebank Family Limited Partnership, Bernard M. Trager and Jean S. Trager.

*  Previously filed.